

For Immediate Release

April 22, 2003

For more information: Rex S. Schuette
                                                         Chief Financial Officer
                                                         706-781-2265
                                                         rex_schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
12% GAIN IN OPERATING EARNINGS FOR FIRST QUARTER 2003

Strong Loan and Fee Revenue Growth

BLAIRSVILLE, GA, April 22, 2003 – United Community Banks, Inc. (Nasdaq: UCBI), Georgia's third largest bank holding company, today announced net operating income of $8.6 million for the first quarter of 2003, up 12% as compared to $7.7 million for 2002. The increase was driven by strong loan and fee revenue growth. Diluted operating earnings per share of $.39 increased 11% from $.35 in the first quarter of 2002. Total revenue, on a taxable equivalent basis, of $37.7 million increased 9% from the year-ago first quarter. On an operating basis, return on common equity was 16.55%, compared with 16.52% a year ago and return on average assets was 1.07%, compared with 1.12% a year ago.

Operating earnings for the first quarter of 2003 exclude pre-tax merger-related charges of $840 thousand, or $.02 per share, for the termination of equipment leases and legal, professional and conversion costs related to the acquisition of First Central Bancshares which was completed on March 31, 2003. Including those charges, United's first quarter net income, diluted earnings per share, return on common equity and return on average assets were $8.1 million, $.37, 15.50% and 1.00%, respectively. First Central, which was acquired for approximately $9 million in cash and 821,000 shares of United's common stock, added at quarter-end approximately $90 million in loans, $160 million in deposits and $20 million in intangible assets. First Central's earnings will be included in United's consolidated results beginning April 1, 2003.

 "Our first quarter performance was marked by strong growth in both loans and deposits, coupled with a rise in fee revenue," said Jimmy Tallent, President and Chief Executive Officer. "Our north Georgia and metro Atlanta markets continue to outpace the sluggish national economy leading to an increase in average loans of 16% in the first quarter as compared to a year ago, while core deposits rose 8%. New deposit products and services introduced in the first half of 2002, and strong demand for mortgage refinancing were responsible for the rise in fee revenue."

"Our stated long-term financial goals are to achieve sustained double-digit earnings per share growth and return on equity in the range of 16% to 18%," Tallent said. "By combining revenue growth with disciplined expense controls, we continue to achieve these goals."

Taxable equivalent net interest revenue for the first quarter was $30.8 million, up $1.6 million, or 5%, over the first quarter of 2002, due primarily to strong growth in loans and new business, and was offset in part by margin compression. United's taxable equivalent net interest margin for the first quarter was 4.05% versus 4.51% for 2002. "This decline in net interest margin was attributed to strong growth in floating rate loans and a continued flat yield curve with which to reinvest maturing investment securities and fixed rate loans," stated Tallent. "We expect our net interest margin to remain in the low 4.00% range for the remainder of the year based on our outlook for a continuation of this low interest rate environment through year-end. We are prepared to sustain our earnings momentum in 2003 by maintaining a strong base of business growth and tight expense controls."

For the first quarter, the provision for loan losses was $1.5 million, equal to the provision a year earlier. "Our loan growth is being achieved on a foundation of solid credit quality, despite the current economic challenges. Non-performing assets decreased $1.4 million from the past year, and our ratio of non-performing assets to total assets continued to decline," Tallent said. Non-performing assets totaled $7.7 million compared with $9.1 million a year ago. As a percentage of total assets, non-performing assets were .22% at March 31, 2003, compared to .25% at

December 31, 2002 and .32% at March 31, 2002. "We continue to maintain our high level of credit quality thanks to our seasoned lenders and conservative lending strategy of targeting loans secured by hard assets," Tallent added.

Fee revenue of $8.4 million for the first quarter increased $1.5 million, or 21%, from $6.9 million a year ago. Service charges and fees on deposit accounts were $3.6 million, up $.8 million as a result of new products and services introduced in the first half of 2002 and continued growth in transaction volumes and new accounts. Mortgage loan and related fees totaled $2.3 million, up $.5 million from a year ago as continued low long-term rates spurred mortgage refinancings.

Excluding merger-related charges, operating expenses were $23.9 million, up $1.5 million, or 7%, from the first quarter of 2002. Salaries and employee benefits of $15.1 million increased $1.3 million, or 10%, due primarily to an increase in growth-related expenses for staff added during the first half of 2002 and new banking offices. Communications and equipment expenses increased $.4 million due to an increase in depreciation and amortization charges for investments in software, telecommunications and technology equipment over the last twelve months. Combined, all other expenses were down slightly due to tighter controls over discretionary expenses. "We held the rise in operating expenses this quarter to 7% while gaining a 9% increase in total revenue. Our efficiency ratio was 61.03% for the quarter compared with 61.83% a year ago. We are striving for an efficiency ratio in the range of 58% to 60% over the next two years, which we believe is reasonable given our service-oriented community banking platform," stated Tallent.

"For the balance of 2003, we believe United remains on target to achieve earnings per share growth in the lower-end of our long-term goal of 12% to 15%," Tallent said. "Our expectation is based on a continued, stable economic environment in our markets combined with strong credit quality. We anticipate loan growth to continue in the range of 10% to 14% for the year. We stand by our commitment to superior customer service, growing both internally and through selective mergers, and improving our operating efficiency while maintaining solid credit quality."

On April 17, 2003, United's Board of Directors declared a regular cash dividend of $.075 per common share payable July 1, 2003, to shareholders of record as of the close of business on June 16, 2003. "We increased the annual dividend rate for 2003 to $.30 per share, up $.05, or 20%, over the dividends paid for 2002," commented Tallent. "This increase reflects our continued strong performance and our commitment to deliver value to our shareholders."

The Board has authorized the purchase of up to 1.5 million shares of United's common stock through December 31, 2003. As of March 31, 2003, United had purchased a total of 763,000 shares with an average cost per share of $21.52.

On March 31, 2003, United completed the acquisition of First Central Bancshares, Inc., headquartered in Lenoir City, with assets of $160 million and eight locations in the Knoxville area. "We are excited about the loan and deposit growth opportunities in the eastern Tennessee market and we are already off to a great start with the integration process. We are truly thankful for the trust and confidence placed in us by First Central's staff and shareholders and we look forward to a long and prosperous relationship," said Tallent.

"We are equally excited and optimistic about our upcoming merger with First Georgia Holding, Inc., headquartered in Brunswick, with assets of $260 million and six locations," said Tallent. "First Georgia's markets are located along the major I-95 corridor between Savannah and Jacksonville. This is an excellent market and First Georgia provides a strong base to grow our franchise in the coastal and southeastern Georgia region. Both of these acquisitions will be slightly accretive to earnings in 2003," Tallent added.

Upon completion of the First Georgia merger, United will have $3.8 billion in assets and will operate 19 community banks with 67 banking offices in north Georgia, metropolitan Atlanta, coastal Georgia, western North Carolina, and eastern Tennessee. The transaction has received shareholder and regulatory approval and is expected to close May 1, 2003.

Conference Call

United Community Banks' executive management will hold a conference call to discuss the contents of this news release, as well as business highlights and financial outlook, on Tuesday, April 22, 2003 at 11:00 a.m. EST. The telephone number for the conference call is (800) 915-4836. The conference call will also be available by web-cast within the Investor Relations section of the company's web site, *www.ucbi.com*.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. After the completion of the First Georgia merger noted above, United will have assets of $3.8 billion and operate 19 community banks with 67 banking offices located throughout north Georgia, metro Atlanta, Georgia coast, western North Carolina, and eastern Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses in its markets. United also offers the convenience of 24-hour access to its services through a network of ATMs, telephone and on-line banking. United Community Banks, Inc. common stock is listed on the Nasdaq National Market under the symbol UCBI. Additional information may be found at the company's web site, *www.ucbi.com*.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward Looking Statements" on page 4 of United Community Banks, Inc. annual report filed on Form 10-K with the Securities and Exchange Commission.

(Tables Follow)

UNITED COMMUNITY BANKS, INC.
For the Three Months Ended March 31, 2003

(in thousands, except per share data; taxable equivalent)	2003 First Quarter	2002 Fourth Quarter	2002 Third Quarter	2002 Second Quarter	2002 First Quarter	First Quarter 2003-2002 Change
INCOME SUMMARY [1]	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	
Interest revenue	$ 48,403	$ 48,579	$ 49,076	$ 49,326	$ 48,951	
Interest expense	17,589	18,964	18,942	18,761	19,690	
Net interest revenue	30,814	29,615	30,134	30,565	29,261	5 %
Provision for loan losses	1,500	1,800	1,800	1,800	1,500	
Total fee revenue	8,377	8,784	7,727	7,302	6,921	21
Total revenue	37,691	36,599	36,061	36,067	34,682	9
Operating expenses	23,917	23,005	22,551	23,195	22,373	7
Income before taxes	13,774	13,594	13,510	12,872	12,309	12
Income taxes	5,164	5,034	5,109	4,773	4,589	
Net operating income	8,610	8,560	8,401	8,099	7,720	12
Merger-related charges, net of tax	546	-	-	-	-	
Net income	$ 8,064	$ 8,560	$ 8,401	$ 8,099	$ 7,720	4
OPERATING PERFORMANCE [1]						
Earnings per common share:						
Basic	$ .40	$ .40	$ .39	$ .38	$ .36	11
Diluted	.39	.39	.38	.36	.35	11
Return on average common equity [3]	16.55 %	16.42 %	16.56 %	16.67 %	16.52 %	
Return on average assets	1.07	1.08	1.12	1.12	1.12	
Efficiency ratio	61.03	59.94	59.66	61.25	61.83	
Dividend payout ratio	18.75	15.63	16.03	16.45	17.36	
GAAP PERFORMANCE PER COMMON SHARE						
Basic	$ .38	$ .40	$ .39	$ .38	$ .36	6
Diluted	.37	.39	.38	.36	.35	6
Cash dividends declared	.075	.0625	.0625	.0625	.0625	20
Book value	11.09	10.34	10.01	9.71	9.11	22
KEY PERFORMANCE RATIOS						
Return on average common equity [3]	15.50 %	16.42 %	16.56 %	16.67 %	16.52 %	
Return on average assets	1.00	1.08	1.12	1.12	1.12	
Efficency ratio	63.17	59.94	59.66	61.25	61.83	
Net interest margin	4.05	4.03	4.31	4.51	4.51	
Dividend payout ratio	19.74	15.63	16.03	16.45	17.36	
Average equity to average assets	6.84	6.92	7.15	6.95	7.02	
ASSET QUALITY						
Allowance for loan losses [4]	$ 33,022	$ 30,914	$ 30,300	$ 29,190	$ 28,134	
Non-performing assets	7,745	8,019	9,591	9,221	9,130	
Net charge-offs	1,030	1,186	690	745	490	
Allowance for loan losses to loans	1.30 %	1.30 %	1.30 %	1.29 %	1.31 %	
Non-performing assets to total assets	.22	.25	.31	.31	.32	
Net charge-offs to average loans	.17	.20	.12	.14	.10	
AVERAGE BALANCES						
Loans	$ 2,422,542	$ 2,358,021	$ 2,300,681	$ 2,211,980	$ 2,085,153	16
Earning assets [2]	3,072,719	2,919,613	2,780,276	2,717,074	2,624,650	17
Total assets	3,269,481	3,138,747	2,976,509	2,911,514	2,806,575	16
Deposits	2,466,801	2,408,773	2,378,656	2,286,231	2,169,845	14
Stockholders' equity	223,599	217,051	212,703	202,319	196,895	14
Common shares outstanding:						
Basic	21,218	21,293	21,392	21,407	21,407	
Diluted	21,957	22,078	22,233	22,383	22,063	
AT PERIOD END [4]						
Loans	$ 2,546,001	$ 2,381,798	$ 2,331,862	$ 2,269,973	$ 2,153,743	18
Earning assets	3,304,232	3,029,409	2,908,577	2,823,262	2,680,066	23
Total assets	3,579,004	3,211,344	3,142,393	3,014,608	2,871,843	25
Deposits	2,723,574	2,385,239	2,386,962	2,340,376	2,256,236	21
Stockholders' equity	245,699	221,579	215,430	209,587	196,703	25
Common shares outstanding	22,037	21,263	21,345	21,414	21,400	3

(1) Excludes pre-tax merger-related charges totaling $840,000 or $.02 per diluted common share recorded in the first quarter of 2003.

(2) Excludes unrealized gains and losses on securities available for sale.

(3) Return on common equity is calculated by dividing net income available to common stockholders by average realized common equity which excludes accumulated other comprehensive income.

(4) United completed its acquisition of First Central Bancshares on March 31, 2003. Included in amounts presented above are the following assets and deposits of First Central : $87.8 million in loans; $1.6 million in allowance for loan losses; $31.2 million in investment securities; $20.3 million in intangibles; and $163.2 million in deposits.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income
For the Three Months Ended March 31, 2003 and 2002

	Three Months Ended March 31,	
(in thousands, except per share data)	**2003**	**2002**
Interest revenue:	(Unaudited)	(Unaudited)
Interest and fees on loans	$ 41,106	$ 41,399
Interest on federal funds sold and deposits in banks	68	168
Interest on investment securities:		
Taxable	5,966	5,946
Tax-exempt	731	826
Total interest revenue	47,871	48,339
Interest expense:		
Interest on deposits:		
Demand	2,228	2,416
Savings	90	132
Time	10,108	12,091
Other borrowings	5,163	5,051
Total interest expense	17,589	19,690
Net interest revenue	30,282	28,649
Provision for loan losses	1,500	1,500
Net interest revenue after provision for loan losses	28,782	27,149
Fee revenue:		
Service charges and fees	3,574	2,744
Mortgage loan and related fees	2,312	1,807
Consulting fees	1,120	991
Brokerage fees	420	497
Securities gains (losses), net	-	-
Other	951	882
Total fee revenue	8,377	6,921
Total revenue	37,159	34,070
Operating expenses:		
Salaries and employee benefits	15,104	13,776
Occupancy	2,102	2,115
Communications and equipment	1,900	1,509
Postage, printing and supplies	945	1,001
Professional fees	895	818
Advertising and public relations	706	730
Amortization of intangibles	85	85
Merger-related charges	840	-
Other	2,180	2,339
Total operating expenses	24,757	22,373
Income before income taxes	12,402	11,697
Income taxes	4,338	3,977
Net income	$ 8,064	$ 7,720
Net income available to common stockholders	$ 8,047	$ 7,694
Earnings per common share:		
Basic	$ .38	$ .36
Diluted	.37	.35
Average common shares outstanding:		
Basic	21,218	21,407
Diluted	21,957	22,063

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet
For the period ended

($ in thousands)	March 31, 2003	December 31, 2002	March 31, 2002
ASSETS	(Unaudited)	(Audited)	(Unaudited)
Cash and due from banks	$ 138,939	$ 75,027	$ 84,845
Interest-bearing deposits in banks	18,262	31,318	11,169
Federal funds sold	19,220	-	37,706
Cash and cash equivalents	176,421	106,345	133,720
Securities available for sale	658,546	559,390	443,476
Mortgage loans held for sale	30,607	24,080	10,818
Loans, net of unearned income	2,546,001	2,381,798	2,153,743
Less - allowance for loan losses	33,022	30,914	28,134
Loans, net	2,512,979	2,350,884	2,125,609
Premises and equipment, net	76,612	70,748	66,516
Accrued interest receivable	23,436	20,275	20,876
Intangible assets	33,022	12,767	13,024
Other assets	67,381	66,855	57,804
Total assets	$ 3,579,004	$ 3,211,344	$ 2,871,843
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 344,912	$ 297,613	$ 299,692
Interest-bearing demand	761,278	734,494	604,778
Savings	117,079	100,523	97,860
Time	1,500,305	1,252,609	1,253,906
Total deposits	2,723,574	2,385,239	2,256,236
Accrued expenses and other liabilities	36,897	17,222	24,825
Federal funds purchased and repurchase agreements	40,781	20,263	70,775
Federal Home Loan Bank advances	457,001	492,130	278,795
Long-term debt and other borrowings	75,052	74,911	44,509
Total liabilities	3,333,305	2,989,765	2,675,140
Stockholders' equity:			
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized;			
127,100, 172,600 and 172,600 shares issued and outstanding	1,271	1,726	1,726
Common stock, $1 par value; 50,000,000 shares authorized;			
22,627,084, 21,805,924 and 21,805,924 shares issued	22,627	21,806	21,806
Capital surplus	81,622	62,495	62,554
Retained earnings	142,178	135,709	114,729
Treasury stock; 590,471, 542,652 and 405,580 shares, at cost	(13,054)	(11,432)	(7,907)
Accumulated other comprehensive income	11,055	11,275	3,795
Total stockholders' equity	245,699	221,579	196,703
Total liabilities and stockholders' equity	$ 3,579,004	$ 3,211,344	$ 2,871,843